SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           SMALL CAP STRATEGIES, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    83165T301
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                                 (CUSIP Number)

                                  BRYCE KNIGHT
                          520 SOUTH FOURTH AVENUE #400
                               LOUISVILLE KY 40202
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 24, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Knight Capital Corporation
     20-4310346

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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               7    SOLE VOTING POWER

  NUMBER OF
                        300,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        300,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        300,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        43.6%

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14   TYPE OF REPORTING PERSON*

                        CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D


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Item 1.  Security and Issuer.

        Common Stock, Par Value $.001
        Small Cap Strategies, Inc.
        520 South 4th Ave. Suite 400
        Louisville KY  40202-2577
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Item 2.  Identity and Background.

     (a) Knight Capital Corporation

     (b) 420 South 4th Ave. Suite 400, Louisville KY 40202-2577

     (c) Private Investor

     (d) N/A

     (e) N/A

     (f) Kentucky, USA

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Item 3.  Source and Amount of Funds or Other Consideration.

        WC, Purchase Price of 300,000 shares beneficially owened is $30,000.00

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Item 4.  Purpose of Transaction.

     (a) Acquistion for Investment Purposes

     (b) N/A

     (c) N/A

     (d) N/A

     (e) N/A

     (f) N/A

     (g) N/A

     (h) N/A

     (i) N/A

     (j) N/A

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Item 5.  Interest in Securities of the Issuer.

     (a) 300,000 common stock shares, par value $.001, 43.6% class held by Knight Capital Corporation

     (b) Knight Capital Corporation has sole power to vote and dispose of the 300,000 shares

     (c) On 5/24/07, Knight Capital Coporation bought 300,000 restricted shares of Small Cap Strategies, Inc. common stock for $30,000.00 in a private transaction

     (d) N/A

     (e) N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

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Item 7.  Material to be Filed as Exhibits.



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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 5, 2007
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Bryce M. Knight
                                        ----------------------------------------
                                                       (Signature)


                                                Bryce M. Knight, CEO
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).